United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Meta Platforms, Inc.

RE: The case for voting FOR Proposal Eleven on the 2025 Proxy Ballot (“Report on AI Data Usage Oversight”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal Eleven following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal Eleven,1 which it sponsors, on the 2025 proxy ballot of Meta Platforms Inc. (“Meta” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Company to prepare a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, which assesses the risks to the Company’s operations and finances, and to public welfare, presented by the real or potential unethical or improper usage of external data in the development, training, and deployment of its artificial intelligence offerings; what steps the Company takes to mitigate those risks; and how it measures the effectiveness of such efforts.

Introduction

Artificial intelligence (AI) is one of the most transformative innovations in modern economic history – reshaping industries, revolutionizing business practices, and influencing how individuals and governments engage with technology. AI’s potential to improve everything from healthcare to financial services is undeniable – as are its risks. Meta, with its substantial AI presence, stands at a pivotal juncture where adopting strong privacy-centered policies could set it apart as a trusted leader.

Data is the lifeblood of artificial intelligence.

Machine learning models require massive datasets to learn, adapt, and improve their performance over time. However, this hunger for data drives developers to seek out large quantities of information from the internet and other digital sources, some of which may not be obtained ethically or legally. AI models may incorporate data on human behavior, speech, images, and other sensitive content, making their development and deployment a privacy concern.

As AI matures, so does the public’s awareness of AI data ethics. Consumers, regulators, and governments are increasingly asking tough questions about where AI developers obtain the data used to train their models. Data scraping, unauthorized data collection, and the use of proprietary or copyrighted content without permission have become focal points in the debate over AI ethics. Without proper oversight, AI development may violate data privacy laws, infringe on intellectual property rights, or utilize personal information without consent.

The report requested in the Proposal would increase shareholder value by increasing disclosure of Meta’s strategy for ethical usage of user data in AI development. This report seeks to encourage Meta to adopt a pro-privacy stance, which may provide the Company a strong competitive advantage against its AI competitors.

1 Meta. “Annual meeting and proxy statement.” See https://www.sec.gov/Archives/edgar/data/1326801/000132680125000040/meta-20250417.htm

Privacy and Ethical Challenges Facing Meta in AI Development

Meta is a leading player in the AI space as one of the largest technology companies in the world. The Company’s position provides a platform to define expectations for responsible AI development.

While major tech competitors such as Microsoft, Alphabet, and Anthropic have pursued the rapid introduction of proprietary, generative consumer‑facing AI products,2 Meta has chosen a different path. The Company has open‑sourced its core large‑language model, Llama, and embedded generative features like “Meta AI” across Facebook, Instagram, and WhatsApp. The Company’s focus is on using these models to maximize its existing competitive advantage – its social media user base, which supplies the Company with one of the largest proprietary datasets in the world. Meta’s bet is that the commodification of LLMs will make high-quality training data an invaluable resource, and Meta will be able to charge tremendous fees monetizing its data.

Due to Meta’s open-source strategy, the Company’s AI potential hinges on consumer trust even more than its competitors. However, Meta’s problematic history with data‑privacy practices should concern shareholders and consumers. Because Meta’s AI initiatives are woven directly into products for billions of users daily – and fueled by the Company’s unrivaled trove of personal information – which includes “hundreds of billions of publicly shared images and tens of billions of public videos, which we estimate is greater than the Common Crawl dataset”[3] according to founder and CEO Mark Zuckerberg – any ethical abuses related to data privacy or misuse of data can immediately and profoundly affect individual users and expose the Company to global regulatory scrutiny. This visibility heightens reputational risk, and the sheer volume of data under Meta’s control magnifies potential liabilities.

This lack of demonstrable transparency presents a significant risk, as it diminishes accountability and reduces external pressure to maintain ethical data standards. Shareholders should therefore demand increased visibility into Meta’s data practices – particularly how it acquires, vets, and deploys external information to train Llama and future models – to ensure that the Company’s AI deployments adhere to robust ethical standards, thus safeguarding against hidden liabilities that could jeopardize Meta’s long‑term reputation and financial stability.

Given the essential role of trust on digital platforms and the potential lack of accountability, the Company’s past failures to protect sensitive consumer data increase the risk of reputational damage and regulatory scrutiny. Shareholders should recognize these concerns as substantial, as

2 McKinsey & Company. “What is generative AI?” April 2, 2024. See https://www.mckinsey.com/featured-insights/mckinsey-explainers/what-is-generative-ai

3 Goldman, Sharon. “Inside Meta’s AI strategy: Zuckerberg stresses compute, open source and training data,” VentureBeat, February 2, 2024. See https://venturebeat.com/ai/inside-metas-ai-strategy-zuckerberg-stresses-compute-open-source-and-training-data/

insufficient attention to data ethics could undermine Meta’s long-term competitive positioning in AI, erode consumer and enterprise trust, and harm the Company's market valuation.

Meta’s organizational size, scope, and influence – the Company is one of the largest in the world by market capitalization,4 revenue,5 and headcount6 – invite distrust. Public scrutiny is further amplified by Meta’s relationships with other power players in the industry, as well as the federal government.

For example, consider Meta’s troubling history of mishandling consumer data. The 2018 Cambridge Analytica incident revealed how personal profiles for tens of millions of Facebook users were harvested and exploited for targeted political advertising, triggering global outrage and multiple regulatory probes.7 More recently, Meta rewrote its privacy policy so that an expansive range of user‑generated images, videos, and text can be fed into its AI pipelines without explicit consent8 – a move that a coalition of European consumer‑rights groups says allows the Company to collect “an unnecessary amount of information … such as data used to infer sexual orientation, emotional state, or even susceptibility to addiction.”9 That same pattern of over‑reach helped lead to a record €1.2 billion GDPR fine10 for illegally transferring EU user data to the United States, underscoring persistent weaknesses in Meta’s data‑governance culture.

Meanwhile, Meta’s approach to data ethics in AI raises significant concerns. The Company boasts that its Llama models are trained on trillions of tokens11 – many sourced from its own social platforms.12 Repurposing that trove, originally shared for social connection rather than commercial AI development, blurs the line between permissible processing and exploitation. Embedding generative tools such as “Meta AI” directly inside Facebook, Instagram, and WhatsApp further magnifies the risk that sensitive prompts, private chats, or uploaded images could be ingested by the models or inadvertently surfaced to unintended audiences. Together, these examples cast doubt on Meta’s commitment to ethical data stewardship and highlight the urgent need for greater transparency and oversight of its AI data practices.

4 Companies Market Cap. “Largest Companies by Marketcap.” See https://companiesmarketcap.com/

5 Companies Market Cap. “Companies ranked by revenue.” See https://companiesmarketcap.com/largest-companies-by-revenue/

6 Companies Market Cap. “Companies ranked by number of employees.” See https://companiesmarketcap.com/largest-companies-by-number-of-employees/

7 Raymond, Nate. “Facebook parent Meta to settle Cambridge Analytica scandal case for $725 million,” Reuters, December 23, 2022. See https://www.reuters.com/legal/facebook-parent-meta-pay-725-mln-settle-lawsuit-relating-cambridge-analytica-2022-12-23/

8 Kate Fitzgerald Consulting. “Understanding the recent changes to Meta’s Privacy Policy,” May 31, 2024. See https://katefitzgeraldconsulting.com/2024/05/31/your-privacy-rights-understanding-the-recent-changes-to-metas-privacy-policy/

9 Cooban, Anna. “Meta accused of ‘massive, illegal’ data processing by European consumer groups,” CNN, February 29, 2024. See https://www.cnn.com/2024/02/29/tech/meta-data-processing-europe-gdpr/index.html

10 Satariano, Adam. “Meta Fined $1.3 Billion for Violating E.U. Data Privacy Rules,” New York Times, May 22, 2023. See https://www.nytimes.com/2023/05/22/business/meta-facebook-eu-privacy-fine.html

11 Guinness, Harry. “Meta AI: What is Llama 4 and why does it matter?” Zapier, April 8, 2025. See https://zapier.com/blog/llama-meta/

12 Davis, Wes. “Meta AI will soon train on EU users’ data,” The Verge, April 14, 2025. See https://www.theverge.com/news/648128/meta-training-ai-eu-user-data

According to Meta’s own transparency filings, the platform fielded roughly 239,000 government requests for user data in just the second half of 2022 and disclosed information in more than 76 percent of cases.13 Beyond routine legal process, congressional investigations into the Cybersecurity and Infrastructure Security Agency (CISA) reveal “switchboarding” portals through which CISA, the FBI, and election officials could flag Facebook or Instagram posts for rapid removal, effectively deputizing Meta to police speech on the government’s behalf.14 Litigation such as Murthy v. Missouri further documents direct White House pressure on Meta to suppress content deemed “misinformation,” underscoring how governmental influence can shape the Company’s moderation and ranking algorithms.15

These substantial interactions risk intertwining Meta’s commercial objectives with federal priorities, creating powerful incentives – or pressures – to adapt its AI models and data‑collection practices to suit governmental aims. As policymakers intensify efforts to steer digital information flows, especially through generative‑AI tools capable of rewriting, ranking, or quietly demoting content, Meta’s immense troves of user data and its Llama‑based models could be leveraged to surveil citizens or amplify preferred narratives. Shareholders should therefore demand strict oversight of every government data request and clear firewalls between Meta’s AI roadmap and external political actors to prevent mission‑creep that could erode consumer trust and, ultimately, Meta’s market valuation.

Meta’s immense power, coupled with its close relationship with the federal government, represents a significant threat to individual liberty in American society. Combined, the two have unprecedented access to the personal information of millions of citizens through Meta platforms, products, and services. In an era of big data, where personal information is increasingly treated as a commodity, this relationship between Meta and the government raises red flags about the potential for mass surveillance and erosion of privacy. The potential for these technologies to be used as tools of control – whether for monitoring dissent, limiting freedom of expression, or tracking citizens – cannot be dismissed. In this context, Meta’s AI development is not simply about technological progress; it is about the unchecked growth of surveillance power in the hands of a corporation that has demonstrated willingness to align with government interests, even at the potential cost of individual freedoms.

13 Surfshark. “Report on Government Requests for User Data,” August 27, 2024. See https://surfshark.com/government-requests-for-user-data

14 House Judiciary Committee. “The Weaponization of CISA, How a “Cybersecurity” Agency Colluded With Big Tech and “Disinformation” Partners to Censor Americans,” June 26, 2023. See https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/evo-media-document/cisa-staff-report6-26-23.pdf

15 Supreme Court of the United States. “Murphy, Surgeon General et al. v. Missouri Et Al.” October Term, 2023. See https://www.supremecourt.gov/opinions/23pdf/23-411_3dq3.pdf

In response, citizens and consumers have begun to demand increased protections for data privacy. At its core, the debate centers around who truly “owns” the data generated by users—be it personal information, behavioral patterns, or digital content—and what rights individuals have over how their data is used, stored, or shared.16 These evolving expectations have created new challenges for companies like Meta, especially as they collect vast amounts of data to train and refine artificial intelligence (AI) systems.

The European Union has emerged as a global leader in the push for stronger data rights through the General Data Protection Regulation (GDPR), which came into effect in 2018.17 GDPR represents one of the most comprehensive data privacy laws globally, fundamentally changing how companies collect, process, and store personal data for EU citizens. It grants individuals greater control over their data, including the right to access, correct, or delete their information, as well as the right to be informed about how their data is used. GDPR enforces strict penalties for non-compliance, with fines reaching up to 4% of a company’s global annual revenue, creating a powerful incentive for companies to adhere to the principles of transparency, accountability, and user control. For companies like Meta, which operates on a global scale, GDPR has raised the stakes of data ethics.

In the United States, data privacy laws have traditionally been less stringent than those in the EU, with no comprehensive federal data privacy law akin to GDPR. However, this landscape is changing as states begin to adopt their own data protection regulations, reflecting a growing recognition of the need for privacy protections. California, for example, enacted the California Consumer Privacy Act (CCPA) in 2020,18 giving residents similar rights to those under GDPR, such as the right to know what personal information is being collected, the right to delete that information, and the right to opt out of its sale.

The movement for data privacy is gaining momentum in other states as well, creating a patchwork of state-level regulations that large corporations like Meta must navigate. These new expectations around data privacy indicate a shift in public attitudes toward data ownership, with Americans increasingly demanding the right to control their digital information.

By continuing its current practices, Meta risks becoming entangled in lawsuits and regulatory actions that could erode shareholder value and harm its reputation. Additionally, as consumers become more privacy-conscious, they may choose to support companies that demonstrate a genuine commitment to respecting data rights.

16 Evans-Greenwood, Peter. Sanders, Deen. Hanson, Rob. “A new narrative for digital data,” Deloitte Insights, March 22, 2023. See https://www2.deloitte.com/us/en/insights/topics/digital-transformation/data-ownership-protection-privacy-issues.html

17 Intersoft Consulting. “General Data Protection Regulation.” See https://gdpr-info.eu/

18 State of California Department of Justice. “California Consumer Privacy Act (CCPA),” March 13, 2024. See https://oag.ca.gov/privacy/ccpa

Increasing Shareholder Value and Building Competitive Advantage Through Privacy Leadership

Consumers have consistently expressed concern with the lack of control they have over their personal data.19 McKinsey & Company has argued that companies that prioritize data privacy will build a competitive advantage over their competitors that do not:20

As consumers become more careful about sharing data, and regulators step up privacy requirements, leading companies are learning that data protection and privacy can create a business advantage.

Given the low overall levels of trust, it is not surprising that consumers often want to restrict the types of data that they share with businesses. Consumers have greater control over their personal information as a result of the many privacy tools now available, including web browsers with built-in cookie blockers, ad-blocking software (used on more than 600 million devices around the world), and incognito browsers (used by more than 40 percent of internet users globally). However, if a product or service offering—for example, healthcare or money management—is critically important to consumers, many are willing to set aside their privacy concerns.

Consumers are not willing to share data for transactions they view as less important. They may even “vote with their feet” and walk away from doing business with companies whose data-privacy practices they don’t trust, don’t agree with, or don’t understand.”

The authors add:

Our research revealed that our sample of consumers simply do not trust companies to handle their data and protect their privacy. Companies can therefore differentiate themselves by taking deliberate, positive measures in this domain. In our experience, consumers respond to companies that treat their personal data as carefully as they do themselves.

The report drives home the reality that as data privacy concerns grow, consumers increasingly favor companies that prioritize ethical data handling and transparency. This underscores the reality that companies with transparent, privacy-focused practices have a strategic advantage in a market where trust is paramount.

19 Anderson, Monica; Auxier, Brooke; Kumar, Madhu; Perrin, Andrew; Rainie, Lee; Turner, Erica. “Americans and Privacy: Concerned, Confused and Feeling Lack of Control Over Their Personal Information,” Pew Research Center, November 15, 2019. See

https://www.pewresearch.org/internet/2019/11/15/americans-and-privacy-concerned-confused-and-feeling-lack-of-control-over-their-personal-information/

20 Anant, Venky; Donchak, Lisa; Kaplan, James; Soller, Henning. “The consumer-data opportunity and the privacy imperative,” McKinsey & Co., April 27, 2020. See https://www.mckinsey.com/capabilities/risk-and-resilience/our-insights/the-consumer-data-opportunity-and-the-privacy-imperative

The shift in expectations around data ownership represents an opportunity for Meta to position itself as a leader in ethical AI by adopting transparent and consent-driven data practices. Such a shift would not only help Meta avoid legal challenges but would also build consumer trust, aligning the company with global standards that prioritize the individual’s right to control their own data.

For Meta, this means that transparent and privacy-respecting AI practices can foster customer loyalty and reduce churn. The financial benefits of customer retention are well-documented, as retaining an existing customer is often significantly less expensive than acquiring a new one.

Moreover, a privacy-centric approach aligns with the growing “techno-optimism” movement, which advocates for technology that empowers individuals rather than exploits them. Champions of this movement, such as venture capitalist Marc Andreessen, 21 argue that technology should decentralize power, enhance transparency, and empower users. By supporting these values, Meta can attract a growing demographic of users who view technology as a tool for personal empowerment rather than corporate control. This alignment would not only attract consumers but also influence public perception, positioning Meta as a leader in ethical AI.

Finally, the emphasis on privacy and transparency could reduce Meta’s vulnerability to regulatory backlash and legal issues. With stricter data privacy regulations emerging globally, and cases like the New York Times lawsuit against OpenAI highlighting the risks of unethical data practices, Meta can preemptively mitigate risks by setting a high standard for transparency.

Meta’s competitors, including Microsoft, Apple, Anthropic, and Alphabet vary significantly in their approaches to privacy,

reflecting their values, business models, and strategic goals. Understanding how each company handles privacy provides insight into the broader landscape of AI ethics, transparency, and consumer trust.

Microsoft

Microsoft is a major player in AI, largely due to its partnership with OpenAI. However, this relationship has sparked concerns over unethical data practices, including allegations of data scraping and the use of personal and proprietary information without consent. These issues have led to lawsuits, such as one filed by the New York Times, and raised questions about the ethical foundations of Microsoft’s AI development.

Additionally, Microsoft’s extensive government contracts, often involving sensitive technologies, have drawn criticism for potentially aligning the company’s AI initiatives with

21 Andreessen Horowitz. “The Techno-Optimist Manifesto.” See https://a16z.com/the-techno-optimist-manifesto/

state interests.22 23 24 25 This has fueled skepticism about its commitment to privacy and independent oversight.

While Microsoft emphasizes responsible AI, its algorithms often operate as “black boxes,” offering little transparency about data use or decision-making processes. Strengthening privacy measures and aligning with global standards like GDPR could help rebuild trust, but current practices highlight a need for greater accountability.

Apple

Apple, while not solely focused on AI, has branded itself as a privacy-first company.26 Unlike Meta and Alphabet, Apple’s business model does not rely on advertising, allowing it to prioritize user privacy without compromising revenue. Apple’s AI-driven products, like Siri, are designed with privacy-enhancing technologies, including on-device processing, which minimizes data collection and promotes user control over personal information.

Apple’s extensive privacy features have allowed the company to sell itself as the most-privacy focused of the big tech platforms. However, it outsources its privacy violations to its competitors, such as its massive search deal with Google, which has its own history of privacy violations.27 Apple recently made a similar deal with OpenAI.28 This strategy allows Apple to maintain a facade of privacy while giving other companies the privilege to collect Apple customers’ data.

Anthropic

Anthropic, an AI research lab founded by former OpenAI employees, has positioned itself as a company dedicated to “alignment” and AI safety. Its primary mission is to develop AI systems that are aligned with human interests, prioritizing safety and ethics over rapid deployment.29 Although Anthropic is smaller than Microsoft, Meta, or Alphabet, its focus on long-term AI safety makes it a relevant player in the privacy conversation.30

22 Goldstein, Luke. “Defense Department Submits to Microsoft’s Profit-Taking,” The American Prospect, June 11, 2024. See https://prospect.org/power/2024-06-11-defense-department-microsofts-profit-taking/

23 Computer & Communications Industry Association. “New Study Shows Microsoft Holds 85% Market Share in U.S. Public Sector Productivity Software.” See https://ccianet.org/news/2021/09/new-study-shows-microsoft-holds-85-market-share-in-u-s-public-sector-productivity-software/

24 Biddle, Sam. “U.S. Military Makes First Confirmed OpenAI Purchase for War-Fighting Forces,” The Intercept, October 25, 2024. See https://theintercept.com/2024/10/25/africom-microsoft-openai-military/

25 Heise, Angie. “Generative AI and the Public Sector,” Microsoft. See https://wwps.microsoft.com/blog/ai-public-sector

26 Leswing, Kif. “Apple is turning privacy into a business advantage, not just a marketing slogan,” CNBC, June 7, 2021. See https://www.cnbc.com/2021/06/07/apple-is-turning-privacy-into-a-business-advantage.html

27 Pierce, David. “Google reportedly pays $18 billion a year to be Apple’s default search engine,” The Verge, October 26, 2023. See https://www.theverge.com/2023/10/26/23933206/google-apple-search-deal-safari-18-billion

28 OpenAI. “OpenAI and Apple announce partnership to integrate ChatGPT into Apple experiences.” See https://openai.com/index/openai-and-apple-announce-partnership/

29 https://www.anthropic.com/

30 https://etc.cuit.columbia.edu/news/ai-community-practice-hosts-anthropic-explore-claude-ai-enterprise

Anthropic emphasizes transparency in AI behavior and is cautious about deploying its models in commercial applications without rigorous testing. While Anthropic’s approach does not specifically prioritize privacy in the same way as Microsoft or Meta, its emphasis on safety, alignment, and ethical concerns indirectly supports a privacy-conscious framework. By promoting transparency and caution in deployment, Anthropic positions itself as an organization willing to sacrifice rapid growth for responsible, user-centered AI practices.

Given that Anthropic is still relatively new, it has yet to encounter significant regulatory or public scrutiny. Yet its foundational principles suggest a commitment to ethical practices, which could offer a competitive advantage as privacy expectations evolve.

Alphabet

Alphabet, via Google, commands a powerful position in AI, utilizing vast data resources to fuel services like search engines and voice assistants.31 However, its data practices, deeply tied to advertising revenue, have drawn consistent criticism for prioritizing user data collection over privacy.32 Alphabet’s extensive data tracking for targeted ads has repeatedly sparked privacy concerns, leading to significant fines, particularly under the EU’s GDPR, for lack of transparency in data use. Despite implementing features like “auto-delete” options and experimenting with federated learning—where data is stored on devices instead of centralized databases—these measures are limited in scope and appear reactive rather than foundational.

Alphabet’s reputation suffers further from incidents like tracking user location data even when location services are off,33 highlighting inconsistencies between its public privacy commitments and real-world practices. Critics argue Alphabet treats user privacy as secondary to its ad-driven business, contrasting sharply with companies like Apple, which prioritize data minimization. As privacy expectations grow, Alphabet’s reliance on extensive data collection may increasingly conflict with consumer demands for transparency and data sovereignty, ultimately challenging the sustainability of its approach.

Conclusion

By prioritizing privacy and ethical AI, Meta can distinguish itself in an industry where consumer trust is critical. As regulatory pressures grow and public expectations shift toward data transparency and control, Meta’s commitment to responsible AI would not only safeguard its reputation but also enhance shareholder value. Embracing a privacy-first approach positions Meta as a leader in ethical technology, aligning it with both consumer and societal values. This strategic shift can help Meta gain a sustainable competitive advantage, fostering long-term growth and making a positive impact on the industry as a whole.

31 Chen, Silin. “Analysts update Alphabet stock price target after AI event,” The Street, September 26, 2024. See https://www.thestreet.com/investing/stocks/analyst-update-alphabet-stock-price-target-after-ai-event

32 Nayak, Malathi. “All the Ways Google Is Coming Under Fire Over Privacy: QuickTake,” Bloomberg, February 28, 2022. See https://www.bloomberg.com/news/articles/2022-02-28/all-the-ways-google-is-coming-under-fire-over-privacy-quicktake

33 Fussell, Sidney. “The Most Important Things to Know About Apps That Track Your Location,” Time, September 1, 2022. See https://time.com/6209991/apps-collecting-personal-data/

Thus, we urge our fellow shareholders to VOTE FOR Proposal Eleven at Meta’s annual meeting on May 28, 2025.

Photo credits:

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For questions regarding Meta Platforms, Inc., Proposal Eleven – requesting the Board of Directors to produce a “Report on AI Data Usage Oversight,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.